PREFERENCE PREMIER(R) VARIABLE ANNUITY CONTRACTS
ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY
(OFFERED ON AND AFTER OCTOBER 7, 2011)
This Prospectus describes individual Preference Premier(R) contracts for deferred variable annuities ("Contracts").

--------------------------------------------------------------------------------

   You decide how to allocate your money among the various available investment choices. The investment choices available to You are listed in your Contract. Your choices may include the Fixed Account (not offered or described in this Prospectus) and Investment Divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund ("Metropolitan Fund"), portfolios of the Met Investors Series Trust ("Met Investors Fund") and funds of the American Funds Insurance Series(R) ("American Funds(R)"). For convenience, the portfolios and the funds are referred to as "Portfolios" in this Prospectus.

                                     MET INVESTORS FUND
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION*        MET/FRANKLIN LOW DURATION TOTAL RETURN
ALLIANZ GLOBAL INVESTORS DYNAMIC MULTI-ASSET PLUS*  MET/TEMPLETON INTERNATIONAL BOND#
AMERICAN FUNDS(R) BALANCED ALLOCATION+              METLIFE ASSET ALLOCATION 100
AMERICAN FUNDS(R) GROWTH ALLOCATION                 METLIFE BALANCED PLUS*
AMERICAN FUNDS(R) GROWTH                            METLIFE MULTI-INDEX TARGETED RISK*
AMERICAN FUNDS(R) MODERATE ALLOCATION+              MFS(R) EMERGING MARKETS EQUITY
AQR GLOBAL RISK BALANCED*                           MFS(R) RESEARCH INTERNATIONAL
BLACKROCK GLOBAL TACTICAL STRATEGIES*               MORGAN STANLEY MID CAP GROWTH
CLARION GLOBAL REAL ESTATE                          OPPENHEIMER GLOBAL EQUITY
CLEARBRIDGE AGGRESSIVE GROWTH                       PANAGORA GLOBAL DIVERSIFIED RISK*
HARRIS OAKMARK INTERNATIONAL                        PIMCO INFLATION PROTECTED BOND
INVESCO BALANCED-RISK ALLOCATION*                   PIMCO TOTAL RETURN
INVESCO MID CAP VALUE                               PIONEER STRATEGIC INCOME
INVESCO SMALL CAP GROWTH                            PYRAMIS(R) GOVERNMENT INCOME*
JPMORGAN CORE BOND                                  PYRAMIS(R) MANAGED RISK*
JPMORGAN GLOBAL ACTIVE ALLOCATION*                  SCHRODERS GLOBAL MULTI-ASSET*
JPMORGAN SMALL CAP VALUE                            SSGA GROWTH AND INCOME ETF
LOOMIS SAYLES GLOBAL MARKETS                        SSGA GROWTH ETF
LORD ABBETT BOND DEBENTURE                          T. ROWE PRICE MID CAP GROWTH
MET/EATON VANCE FLOATING RATE                       WMC LARGE CAP RESEARCH
                                     METROPOLITAN FUND
BAILLIE GIFFORD INTERNATIONAL STOCK                 METLIFE ASSET ALLOCATION 80
BARCLAYS AGGREGATE BOND INDEX*                      METLIFE MID CAP STOCK INDEX
BLACKROCK BOND INCOME                               METLIFE STOCK INDEX
BLACKROCK CAPITAL APPRECIATION                      MFS(R) TOTAL RETURN
BLACKROCK LARGE CAP VALUE                           MFS(R) VALUE
BLACKROCK MONEY MARKET                              MSCI EAFE(R) INDEX
FRONTIER MID CAP GROWTH                             NEUBERGER BERMAN GENESIS
JENNISON GROWTH                                     RUSSELL 2000(R) INDEX
LOOMIS SAYLES SMALL CAP CORE                        T. ROWE PRICE LARGE CAP GROWTH
MET/ARTISAN MID CAP VALUE                           T. ROWE PRICE SMALL CAP GROWTH
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY         VAN ECK GLOBAL NATURAL RESOURCES#
METLIFE ASSET ALLOCATION 20+                        WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
METLIFE ASSET ALLOCATION 40+                        WMC CORE EQUITY OPPORTUNITIES
METLIFE ASSET ALLOCATION 60+
                                     AMERICAN FUNDS(R)
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION          AMERICAN FUNDS GROWTH-INCOME



*If You elect a GMIB Max, GMIB Max and EDB Max or GWB v1, You must allocate your purchase payments and Account Value among these Portfolios. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Optional Benefits.") If you elect the GLWB, you must allocate a portion of your purchase payments and Account Value among these Portfolios. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Optional Benefits."). These Portfolios are also available for investment if You do not elect the GLWB, GMIB Max, EDB Max or GWB v1.
+If You elect the GLWB, You are permitted to allocate a portion of your purchase payments and Account Value among these Portfolios. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Optional Benefits.") These Portfolios are also available for investment if You do not elect GLWB.

#These Portfolios are only available for investment if certain optional benefits are elected. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Options Benefits--Investment Allocation and Other Purchase Payment Restrictions for the GMIB Plus IV, the EDB III, the GMIB Plus III and the EDB II.")

HOW TO LEARN MORE:

Before investing, read this Prospectus. The Prospectus contains information about the Contracts and Metropolitan Life Separate Account E which You should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information ("SAI"), dated February 14, 2015. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page 137 of this Prospectus. To view and download the SAI, please visit our website www.metlife.com. To request a free copy of the SAI or to ask questions, write or call:


             If purchased through a     If purchased through a
             MetLife sales              New England Financial(R)
             representative:            sales representative:
             Metropolitan Life          Metropolitan Life
             Insurance Company          Insurance Company
             Attn: Fulfillment Unit -   Attn: Fulfillment Unit -
             Preference Premier         Preference Premier
             PO Box 10342               PO Box 14594
             Des Moines, IA 50306-0342  Des Moines, IA 50306-0342
             (800) 638-7732             (800) 435-4117
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                [GRAPHIC]


 CONTRACTS
 AVAILABLE:

   .  Non-Qualified
   .  Traditional IRA
   .  Roth IRA

 CLASSES AVAILABLE
 FOR EACH CONTRACT
   .  B
   .  B Plus
   .  C
   .  L
   .  R

 A WORD ABOUT INVESTMENT RISK:

 An investment in any of these variable annuities involves investment risk. You could lose money You invest. Money invested is NOT:

 .  a bank deposit or obligation;

 .  federally insured or guaranteed; or

 .  endorsed by any bank or other financial institution.

IMPORTANT TERMS YOU SHOULD KNOW

ACCOUNT VALUE

When You purchase a Contract, an account is set up for You. Your Account Value is the total amount of money credited to You under your Contract including money in the Investment Divisions of the Separate Account, the Fixed Account and the Enhanced Dollar Cost Averaging Program.

ACCUMULATION UNIT VALUE


In the Contract, money paid-in or transferred into an Investment Division of the Separate Account is credited to You in the form of accumulation units for each Investment Division. We determine the value of these accumulation units as of the close of the Exchange (see definition below) each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying Portfolios. In addition to the investment performance of the Portfolio, the deduction of the Separate Account charge also affects an Investment Division's Accumulation Unit Value, as explained under "The Annuity Contract--The Value of Your Investment."


ADMINISTRATIVE OFFICE

Your Administrative Office is the MetLife office that will generally handle the administration of all your requests concerning your Contract. Your Contract will indicate the address of your Administrative Office. We will notify You if there is a change in the address of your Administrative Office. The telephone number to initiate a request is 800-638-7732.

ANNUITANT

The natural person whose life is the measure for determining the duration and the dollar amount of income payments.

ANNUITY UNIT VALUE

With a variable pay-out option, the money paid-in or reallocated into an Investment Division of the Separate Account is held in the form of annuity units. Annuity units are established for each Investment Division. We determine the value of these annuity units as of the close of the Exchange each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying Portfolios.

ASSUMED INVESTMENT RETURN (AIR)

Under a variable pay-out option, the AIR is the assumed percentage rate of return used to determine the amount of the first variable income payment. The AIR is also the benchmark that is used to calculate the investment performance of a given Investment Division to determine all subsequent payments to You.

BENEFICIARY

The person or persons who receives a benefit, including continuing payments or a lump sum payment, if the Contract Owner dies.

CONTRACT

A Contract is the legal agreement between You and MetLife. This document contains relevant provisions of your deferred variable annuity. MetLife issues Contracts for each of the annuities described in this Prospectus.

CONTRACT ANNIVERSARY

An anniversary of the date we issue the Contract.

  Notes
/1/ If an amount is determined to include the withdrawal of prior purchase payments, a Withdrawal Charge may apply. The charges on purchase payments for each class is calculated according to the following schedule:

-------------------------------------------------------------------------------------------------------
NUMBER OF COMPLETE YEARS FROM RECEIPT OF PURCHASE PAYMENT  B CLASS B Plus CLASS C CLASS L CLASS R CLASS
---------------------------------------------------------  ------- ------------ ------- ------- -------
                    0.....................................    7%        8%       None      7%      8%
-------------------------------------------------------------------------------------------------------
                    1.....................................    6%        8%                 6%      8%
-------------------------------------------------------------------------------------------------------
                    2.....................................    6%        7%                 5%      7%
-------------------------------------------------------------------------------------------------------
                    3.....................................    5%        6%                 0%      6%
-------------------------------------------------------------------------------------------------------
                    4.....................................    4%        5%                 0%      5%
-------------------------------------------------------------------------------------------------------
                    5.....................................    3%        4%                 0%      4%
-------------------------------------------------------------------------------------------------------
                    6.....................................    2%        3%                 0%      3%
-------------------------------------------------------------------------------------------------------
                    7.....................................    0%        2%                 0%      2%
-------------------------------------------------------------------------------------------------------
                    8.....................................    0%        1%                 0%      1%
-------------------------------------------------------------------------------------------------------
                    9 and thereafter......................    0%        0%                 0%      0%
-------------------------------------------------------------------------------------------------------

    There are times when the Withdrawal Charge does not apply. For example, You may always withdraw earnings without a Withdrawal Charge. After the first Contract Year, You may also withdraw up to 10% of your total purchase payments without a Withdrawal Charge.

/2/ We reserve the right to limit transfers as described later in this Prospectus. We reserve the right to impose a transfer fee. The amount of this fee will be no greater than $25 per transfer.

/3/ This fee is waived if the Account Value is $50,000 or more. Regardless of the amount of your Account Value, the entire fee will be deducted if You take a total withdrawal of your Account Value. During the pay-out phase, we reserve the right to deduct this fee.


/4/ You may not elect the Optional Annual Step-Up Death Benefit and/or the
    Optional Earnings Preservation Benefit with an Enhanced Death Benefit or the GLWB.


/5/ You pay the Separate Account charge with the Standard Death Benefit for your class of the Contract during the pay-out phase of your Contract except that the Separate Account charge during the pay-out phase for the B Plus Class is 1.25% (1.50% for amounts allocated to the American Funds(R) Investment Divisions). We reserve the right to impose an additional Separate Account charge on Investment Divisions that we add to the Contract in the future. The additional amount will not exceed the annual rate of 0.25% of the average Account Value in the Separate Account in any such Investment Divisions as shown in the table labeled "Separate Account Charges" in the "Charges--Separate Account Charge" section.


    For the Investment Division investing in the Oppenheimer Global Equity Portfolio of the Met Investors Fund, we are waiving an amount of the Separate Account charge equal to the Net Total Annual Operating Expenses of the Portfolio in excess of 0.87%. The Net Total Annual Operating Expenses are set forth in the Portfolio's prospectus.


/6/ The Separate Account charge for the B Plus Class will be reduced by 0.55% to 1.25% for the Standard Death Benefit (1.50% for amounts held in the American Funds(R) Investment Divisions) after You have held the Contract for 9 years. Similarly, the Separate Account charge will be reduced by 0.55% to 1.45% for the Annual Step-Up Death Benefit (1.70% for amounts held in the American Funds(R) Investment Divisions) after You have held the Contract for nine years.

/7/ This charge is determined by adding the Separate Account charge, the Optional Annual Step-Up Death Benefit charge and the Optional Earnings Preservation Benefit charge.

/8/ You may only elect one Enhanced Death Benefit at a time. The Enhanced Death
    Benefit Max V is currently available for purchase in all states except New York State. The Enhanced Death Benefit Max IV, the Enhanced Death Benefit Max III, the Enhanced Death Benefit Max II, the Enhanced Death Benefit III and the Enhanced Death Benefit II are not available for purchase. The Enhanced Death Benefit Max V may only be elected if the Guaranteed Minimum Income Benefit Max V is also elected. The Enhanced Death Benefit Max IV could only be elected if You have elected the Guaranteed Minimum Income Benefit Max IV. The Enhanced Death Benefit Max III could only be elected if You have elected the Guaranteed Minimum Income Benefit Max III. The Enhanced Death Benefit Max II could only be elected if the Guaranteed Minimum Income Benefit Max II was also elected. The Enhanced Death Benefit III could only be elected if the Guaranteed Minimum Income Benefit Plus IV was also elected. The Enhanced Death Benefit II could only be elected if the Guaranteed Minimum Income Benefit Plus III was also elected. Please see "Optional Death Benefits--Enhanced Death Benefits--EDB Rate Table" for information on when and where each is or was available.

/9/ The Death Benefit Base is initially set at an amount equal to your initial purchase payment. The Death Benefit Base is adjusted for subsequent Purchase Payments and withdrawals. For a definition of the term Death Benefit Base, see "Optional Death Benefits--Operation of the EDB." An Enhanced Death Benefit may not be elected with the Optional Annual Step-Up Death Benefit or the Optional Earnings Preservation Benefit. The charge for the Enhanced Death Benefit is a percentage of your Death Benefit Base, as defined later in this

VARIABLE ANNUITIES

    This Prospectus describes a type of variable annuity, a deferred variable annuity. This Prospectus describes all the material features of the Contract. These annuities are "variable" because the value of your account or income payment varies based on the investment performance of the Investment Divisions You choose. In short, the value of your Contract and your income payments under a variable pay-out option of your Contract may go up or down. Since the investment performance is not guaranteed, your money is at risk. The degree of risk will depend on the Investment Divisions You select. The Accumulation Unit Value or Annuity Unit Value for each Investment Division rises or falls based on the investment performance (or "experience") of the Portfolio with the same name. MetLife and its affiliates also offer other annuities not described in this Prospectus.


In most states, the Contracts have a fixed interest rate option called the "Fixed Account." The Fixed Account is not available with the C Class Contract or with certain optional benefits (see "Your Investment Choices -- Investment Allocation Restrictions for Certain Optional Benefits"). The Fixed Account is part of our general account and offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your Contract is issued but will not be less than 1%. The variable pay-out options under the Contracts have a fixed payment option called the "Fixed Income Payment Option." Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Under the Fixed Income Payment Option, we guarantee the amount of your fixed income payments. These fixed options are not described in this Prospectus although we occasionally refer to them. All guarantees as to purchase payments or Account Value allocated to the Fixed Account, interest credited to the Fixed Account, and fixed income payments are subject to our financial strength and claims-paying ability.


REPLACEMENT OF ANNUITY CONTRACTS

EXCHANGE PROGRAMS: From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the Contract offered by this Prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this Contract, an existing Contract is eligible for exchange if a withdrawal from, or surrender of, the Contract would not trigger a Withdrawal Charge. The Account Value of this Contract attributable to the exchanged assets will not be subject to any Withdrawal Charge or be eligible for the Enhanced Dollar Cost Averaging Program. Any additional purchase payments contributed to the new Contract will be subject to all fees and charges, including the Withdrawal Charge described in this Prospectus. You should carefully consider whether an exchange is appropriate for You by comparing the death benefits, living benefits, and other guarantees provided by the Contract You currently own to the benefits and guarantees that would be provided by the new Contract offered in this Prospectus. Then You should compare the fees and charges (E.G., the death benefit charges, the living benefit charges, and the separate account charge) of your current Contract to the fees and charges of the new Contract, which may be higher than your current Contract. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for Federal income tax purposes; however, You should consult your tax adviser before making any such exchange.

OTHER EXCHANGES: Generally, You can exchange one variable annuity Contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code (the "Code"). Before making an exchange You should compare both annuities carefully. If You exchange another annuity for the one described in this Prospectus, unless the exchange occurs under one of our exchange programs described above, You might have to pay a withdrawal charge on your old annuity, and there will be a new withdrawal charge period for this Contract (there is no withdrawal charge period for the C Class). Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the Contract until we have received the initial purchase payment from your existing insurance company, the issuance of the Contract may be delayed. Generally, it is not advisable to purchase a Contract as a replacement for an existing variable annuity Contract. Before You exchange another annuity for our Contract, ask your registered representative whether the exchange would be advantageous, given the features, benefits and charges.

THE CONTRACT

    You accumulate money in your account during the pay-in phase by making one or more purchase payments. MetLife will hold your money and credit investment returns as long as the money remains in your account.

All IRAs receive tax deferral under the Code. There are no additional tax benefits from funding an IRA with a Contract. Therefore, there should be reasons other than tax deferral for acquiring the Contract, such as the availability of a guaranteed income for life, the death benefits or the other optional benefits available under this Contract.

This Prospectus describes all the material features of the Contract.

NON-NATURAL PERSONS AS OWNERS OR BENEFICIARIES. If a non-natural person, such as a trust, is the owner of a non-qualified Contract, the distribution on death rules under the Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the Contract will generally, eliminate the Beneficiary's ability to "stretch" or a spousal Beneficiary's ability to continue the Contract and the living and/or death benefits.

A Contract consists of two phases: the accumulation or "pay-in" phase and the income or "pay-out" phase. The pay-out phase begins when You elect to have us pay You "income" payments using the money in your account. The number and the amount of the income payments You receive will depend on such things as the type of pay-out option You choose, your investment choices, and the amount used to provide your income payments. Because Contracts offer the insurance benefit of income payment options, including our guarantee of income for your lifetime, they are "annuities."


The Contract is offered in several variations, which we call "classes." Each class offers You the ability to choose certain features. Each has its own Separate Account charge and applicable Withdrawal Charge (except C Class which has no Withdrawal Charges). The Contract also offers You the opportunity to choose optional benefits ("riders"), each for a charge in addition to the Separate Account charge with the Standard Death Benefit for that class. If You purchase any of the optional death benefits, other than the GLWB Death Benefit, the optional benefit will be attached to Your Contract in place of the Standard Death Benefit. If You purchase the GLWB Death Benefit (which can only be elected if you elect the GLWB optional benefit), both the optional benefit and the Standard Death Benefit will be attached to Your Contract. In deciding what class of the Contract to purchase, You should consider the amount of Separate Account and Withdrawal Charges You are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, You should consider the desirability of the benefit relative to its additional cost and to your needs. Unless You tell us otherwise, we will assume that You are purchasing the B Class Contract with the Standard Death Benefit and no optional benefits. These optional benefits are:


..   an Annual Step-Up Death Benefit;

..   Enhanced Death Benefits (the Enhanced Death Benefit Max V (the "EDB Max
    V"), the Enhanced Death Benefit Max IV (the "EDB Max IV"), the Enhanced Death Benefit Max III (the "EDB Max III"), the Enhanced Death Benefit Max II (the "EDB Max II"), the Enhanced Death Benefit III (the "EDB III") and the Enhanced Death Benefit II (the "EDB II") are collectively, the "EDBs");

..   an Earnings Preservation Benefit;

..   Guaranteed Minimum Income Benefits (the Guaranteed Minimum Income Benefit
    Max V (the "GMIB Max V"), the Guaranteed Minimum Income Benefit Max IV (the "GMIB Max IV"), the Guaranteed Minimum Income Benefit Max III (the "GMIB Max III"), the Guaranteed Minimum Income Benefit Max II ("GMIB Max II"), the Guaranteed

If You take an Excess Withdrawal in a Contract Year, You may be able to reduce the impact of the Excess Withdrawal on Your Total Guaranteed Withdrawal Amount and Annual Benefit Payment by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to Your Annual Benefit Payment (or remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce Your Total Guaranteed Withdrawal Amount or Annual Benefit Payment but will reduce the Remaining Guaranteed Withdrawal Amount. The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or remaining Annual Benefit Payment); this withdrawal will reduce Your Total Guaranteed Withdrawal Amount, Annual Benefit Payment and Remaining Guaranteed Withdrawal Amount. For an example of taking multiple withdrawals in this situation, see Appendix F, "GWB -- Excess Withdrawals -- Single Withdrawal vs. Multiple Withdrawals."


You can always take Non-Excess Withdrawals. However, if You choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 4% of your Total Guaranteed Withdrawal Amount You cannot withdraw 2% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 6% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.

Income taxes and penalties may apply to your withdrawals and Withdrawal Charges may apply to withdrawals during the first Contract Year unless You take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal Charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Charges -- Withdrawal Charges.")


REQUIRED MINIMUM DISTRIBUTIONS.  For IRAs and other Contracts subject to
Section 401(a)(9) of the Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your Contract is an IRA or other Contract subject to Section 401(a)(9) of the Code, and the required distributions are larger than the Total Guaranteed Withdrawal Amount multiplied by the GWB withdrawal Rate, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).


If:

(1)You are enrolled in the automated required minimum distribution service or in both the automated required minimum distribution service and the Systematic Withdrawal Program,

(2)You do not take additional withdrawals outside of these two programs, and

(3)your remaining Annual Benefit Payment for the Contract Year is equal to zero;

we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which You are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.

See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With GWB" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

AUTOMATIC ANNUAL STEP-UP. On each Contract Anniversary prior to the Contract Owner's 86/th/ birthday, an Automatic Annual Step-Up will occur, provided that the Account Value exceeds the Total Guaranteed Withdrawal Amount immediately before the step-up (and provided that You have not chosen to decline the step-up as described below).

The Automatic Annual Step-Up:

  . resets the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the Account Value on the date of the step-up, up to a maximum of $5,000,000, regardless of whether or not You have taken any withdrawals;

If You do not select an income payment type or elect to receive payments under the GWB optional benefit, we will annuitize your Contract under the Lifetime Income Annuity with a 10-Year Guarantee period income payment type. However, if we do, we will adjust your payment or income payment type, if necessary, so your aggregate payments will not be less than what You would have received under the GWB optional benefit.

(See "Appendix F" for examples of the GWB.)

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GWB

For IRAs and other Contracts subject to Section 401(a)(9) of the Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

Used with the GWB optional benefit, our automated required minimum distribution service can help You fulfill minimum distribution requirements with respect to your Contract without reducing the Total Guaranteed Withdrawal Amount ("TGWA") and Remaining Guaranteed Withdrawal Amount ("RGWA") on a proportionate basis. (Reducing the TGWA and RGWA on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GWB optional benefit.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to You on a monthly, quarterly, semi-annual or annual basis.


Alternatively, You may choose to enroll in the both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money--Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the TGWA and RGWA on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the GWB Withdrawal Rate multiplied by the TGWA each Contract Year. Any amounts above the GWB Withdrawal Rate multiplied by the TGWA that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if You elect the GWB, enroll in the Systematic Withdrawal Program and elect to receive monthly payments equal to the GWB Withdrawal Rate multiplied by the TGWA, You should also enroll in the automated required minimum distribution service and elect to receive Your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.


If You enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, You should not make additional withdrawals outside the programs. Additional withdrawals may result in the TGWA, RGWA and Annual Benefit Payment being reduced.

To enroll the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact your Administrative Office.

GWB RATE TABLE

The GWB Rate Table lists the following for the GWB.

  . GWB Withdrawal Rate: if You take withdrawals that do not exceed the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount those withdrawals will not reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment. (Taking withdrawals that do exceed the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount will reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment and may have a significant negative impact on the value of the benefits available under GWB -- see "Operation of the GWB -- Managing Your Withdrawals.") For IRAs and other qualified Contracts, also see "Operation of the GWB -- Required Minimum Distributions."

  . GWB purchase payment Period: the period of time following the Contract issue date during which You may make subsequent purchase payments (see " Operation of the GWB -- Restrictions on Subsequent Purchase Payments"); and

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Used with the GLWB optional benefit, our automated required minimum distribution service can help You fulfill minimum distribution requirements with respect to your Contract without reducing the Benefit Base on a proportionate basis. (Reducing the Benefit Base on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GLWB optional benefit.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to You on a monthly, quarterly, semi-annual or annual basis.

Alternatively, You may choose to enroll in the both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money -- Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Benefit Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the Annual Benefit Payment each Contract Year. Any amounts above the Annual Benefit Payment that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if You elect the GLWB optional benefit, enroll in the Systematic Withdrawal Program and elect to receive monthly payments equal to the Annual Benefit Payment, You should also enroll in the automated required minimum distribution service and elect to receive your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If You enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, You should not make additional withdrawals outside the programs. Additional withdrawals may result in the Benefit Base and Annual Benefit Payment being reduced.

To enroll the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact your Administrative Office.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT--DEATH BENEFIT (THE "GLWB DEATH BENEFIT")

If You elect the GLWB optional benefit, You will receive the Standard Death Benefit, as described under "Death Benefit -- Generally -- Standard Death Benefit." However, in states where approved, you may also elect the GLWB Death Benefit for an additional charge when you elect the GLWB optional benefit if You are at least age 50 and not older than age 65 at the effective date of your Contract.

The GLWB Death Benefit is currently available for purchase in all states except [.].

You should understand that by electing both the GLWB optional benefit and the GLWB Death Benefit, You will be paying for and receiving both a living benefit and a death benefit and the cost of the combined optional benefits will be higher than the cost of either a GLWB optional benefit or other available death benefits individually. Please note that other standard or optional death benefits are available under the Contract. You should also understand that once GLWB optional benefit lifetime payments begin or the GLWB optional benefit terminates, the GLWB Death Benefit will be terminated.

SUMMARY OF THE GLWB DEATH BENEFIT


Under the GLWB Death Benefit, we calculate a "GLWB Death Benefit Base" that, if greater than the Standard Death Benefit, then this death benefit amount will be paid instead of the Standard Death Benefit. All other provisions of your Contract's death benefit will apply.


(See Appendix H for examples illustrating the operation of the GLWB Death Benefit.)

OPERATION OF THE GLWB DEATH BENEFIT

The following section describes how the GLWB Death Benefit operates. When reading the following descriptions of the operation of the GLWB Death Benefit (for example, "Excess Withdrawals," "Non-Excess Withdrawals," "Rollup Rate,"

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
"Rollup Rate Period End Date," "Automatic Step-Up" and "Benefit Base"), refer to the "Guaranteed Lifetime Withdrawal Benefit" section above.

If You elect the GLWB Death Benefit, the amount of the death benefit will be the greater of:

(1)the GLWB Death Benefit Base; and

(2)the Standard Death Benefit calculated under your Contract, or any other death benefit included by rider.


(See Appendix H for examples illustrating the operation of the GLWB Death Benefit.)


GLWB DEATH BENEFIT BASE. The GLWB Death Benefit Base is an amount used to determine your death benefit, and is also the amount the GLWB Death Benefit optional benefit charge is applied. As of the Issue Date, the initial GLWB Death Benefit Base is equal to your initial purchase payment. The GLWB Death Benefit Base will be increased by the amount of each purchase payment made, and reduced for all withdrawals as described below.

The GLWB Death Benefit Base cannot be withdrawn in a lump sum.

MANAGING YOUR WITHDRAWALS. It is important that You carefully manage your annual withdrawals to retain the full benefit of this optional benefit. In other words, You should not take Excess Withdrawals.

IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE GLWB DEATH BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE. THE REDUCTION IN THE GLWB DEATH BENEFIT BASE MAY BE SIGNIFICANT. You are still eligible to receive the death benefit so long as the Account Value does not decline to zero.

ANY WITHDRAWALS TAKEN PRIOR TO THE DATE YOU REACH THE LIFETIME WITHDRAWAL AGE WILL TRIGGER A PROPORTIONAL ADJUSTMENT TO THE GLWB DEATH BENEFIT BASE.

After the Lifetime Withdrawal Age, the GLWB Death Benefit Base will be reduced for all withdrawals. Non-Excess Withdrawals reduce the GLWB Death Benefit Base by the amount of the withdrawal. Excess Withdrawals, and any subsequent withdrawals that occur in that Contract Year, trigger a Proportional Adjustment to the GLWB Death Benefit Base.


If You take an Excess Withdrawal in a Contract Year, You may be able to reduce the impact of the Excess Withdrawal on Your GLWB Death Benefit Base by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to Your Annual Benefit Payment (or remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will reduce Your GLWB Death Benefit Base by the amount of the withdrawal. The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or remaining Annual Benefit Payment); this withdrawal will cause a Proportional Adjustment to Your GLWB Death Benefit Base. For an example of taking multiple withdrawals in this situation, see Appendix H, Withdrawals -- Withdrawals After the Lifetime Withdrawal Age -- Excess Withdrawals."


On each Contract Anniversary on or before the Rollup Rate Period End Date, if no withdrawals occurred in the previous Contract Year, the GLWB Death Benefit Base will be increased by an amount equal to the Rollup Rate multiplied by the GLWB Death Benefit Base before such increase. The GLWB Death Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that Contract Anniversary, or
(2) after the Rollup Rate Period End Date.

The Rollup Rate, if applicable, is applied before deducting any optional benefit charge and before taking into account any Automatic Step-Up occurring on such Contract Anniversary. The GLWB Death Benefit Base may also increase due to an Automatic Step-Up.

AUTOMATIC STEP-UP. If an Automatic Step-Up increases the Benefit Base to the Account Value on the date of the Automatic Step-Up (see "Guaranteed Lifetime Withdrawal Benefit -- Automatic Step-Up"), the GLWB Death Benefit Base

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION



      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      PRINCIPAL UNDERWRITER

      DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT
          Underwriting Commissions

      EXPERIENCE FACTOR

      VARIABLE INCOME PAYMENTS
          Assumed Investment Return (AIR)
          Amount of Income Payments
          Annuity Unit Value
          Reallocation Privilege
          Calculating the Annuity Unit Value
          Illustration of Calculation of Annuity Unit Value
          Illustration of Annuity Payments
          Determining the Variable Income Payment

      ADVERTISEMENT OF THE SEPARATE ACCOUNT

      VOTING RIGHTS
          Disregarding Voting Instructions

      TAXES
          Qualified Annuity Contracts
          Types of Qualified Plans
          IRA
          Roth Account
          ERISA
          Federal Estate Taxes
          Generation-Skipping Transfer Tax
          Annuity Purchase Payments By Nonresident Aliens and Foreign
            Corporations

      WITHDRAWALS

      ACCUMULATION UNIT VALUE TABLES

      FINANCIAL STATEMENTS OF SEPARATE ACCOUNT

      FINANCIAL STATEMENTS OF METLIFE

                      METROPOLITAN LIFE INSURANCE COMPANY
                     METROPOLITAN LIFE SEPARATE ACCOUNT E

               PREFERENCE PREMIER(R) VARIABLE ANNUITY CONTRACTS
               (Preference Premier(R) Variable Annuity Contracts
                 Issued by Metropolitan Life Insurance Company
                    (offered on and after October 7, 2011))

                      STATEMENT OF ADDITIONAL INFORMATION


                               February 14, 2015

   This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus for Preference Premier Contracts dated February 14, 2015, and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, Attn: Fulfillment Unit-Preference Premier, PO Box 10342, Des Moines, IA 50306-0342 (if You purchased Your Contract through a MetLife sales representative) or Metropolitan Life Insurance Company, Attn: Fulfillment Unit-Preference Premier, PO Box 14594, Des Moines, IA 50306-0342 (if You purchased Your Contract through a New England Financial(R) sales representative).

   Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the section entitled "Important Terms You Should Know" of the Prospectus for Preference Premier Contracts dated February 14, 2015.


                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........................   3

  PRINCIPAL UNDERWRITER.................................................   3

  DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT.....................   3

     Underwriting Commissions...........................................   3

  EXPERIENCE FACTOR.....................................................   4

  VARIABLE INCOME PAYMENTS..............................................   4

     Assumed Investment Return (AIR)....................................   4

     Amount of Income Payments..........................................   4

     Annuity Unit Value.................................................   5

     Reallocation Privilege.............................................   5

     Calculating the Annuity Unit Value.................................   6

     Illustration of Calculation of Annuity Unit Value..................   6

     Illustration of Annuity Payments...................................   7

     Determining the Variable Income Payment............................   7

  ADVERTISEMENT OF THE SEPARATE ACCOUNT.................................   7

  VOTING RIGHTS.........................................................  10

     Disregarding Voting Instructions...................................  10

                                                                         PAGE
                                                                         ----

  TAXES.................................................................  11

     Qualified Annuity Contracts........................................  11

     Types of Qualified Plans...........................................  11

     IRA................................................................  11

     Roth Account.......................................................  11

     ERISA..............................................................  11

     Federal Estate Taxes...............................................  12

     Generation-Skipping Transfer Tax...................................  12

     Annuity Purchase Payments By Nonresident Aliens and Foreign
       Corporations.....................................................  13

  WITHDRAWALS...........................................................  13

  ACCUMULATION UNIT VALUE TABLES........................................  13

  FINANCIAL STATEMENTS OF SEPARATE ACCOUNT..............................   1
  FINANCIAL STATEMENTS OF METLIFE....................................... F-1


                                      2